UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Reaches Definitive Agreement to Divest Automotive Embedded Module Product Line for US$165 million

Strengthens Focus on High-Value IoT Solutions Business

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 23, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) (the “Company”), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced a definitive agreement to divest its Shenzhen, China-based automotive embedded module product line for US$165 million in cash.

The purchaser, Rolling Wireless (H.K.) Limited, is a consortium led by Fibocom Wireless Inc. of Shenzhen (Shenzhen Stock Exchange Code 300638).

“This divestiture enables Sierra Wireless to strengthen our focus and investment in our fully integrated IoT solutions that deliver high-value recurring revenue,” said Kent Thexton, President and CEO of Sierra Wireless. “This transaction will improve our balance sheet and allow us to expand our R&D centre in Richmond, British Columbia to accelerate our innovation in integrated IoT solutions and 5G modules, gateways and routers.”

Strengthened Focus on IoT Solutions

With a strengthened focus on its higher-margin IoT Solutions business segment, Sierra Wireless will continue to target key industrial and enterprise markets in North America, Europe and the APAC region. The improved financial profile means that Sierra Wireless will be better positioned to address the broader multi-billion-dollar IoT solutions market opportunity.

The divested product line is part of the Company’s Embedded Broadband reporting segment. Sierra Wireless will exit automotive applications but will continue to invest in other product lines in its Embedded Broadband segment, specifically high-speed cellular modules typically used in Enterprise applications.

These retained products include 4G LTE and LTE-Advanced cellular embedded modules that are ordered in large volumes, as well as new industry-leading 5G modules that will be made available to customers from its retained business. Sierra Wireless’s 5G modules and gateways are expected to be available in Q4 2020, extending its broad portfolio of IoT solutions.

Transaction Details

The sale of the automotive product line includes approximately US$19 million of cash and is subject to normal working capital adjustments at closing. The revenue for the automotive product line in 2019 was US$166 million. The Company will be providing additional information about the transaction on August 6, 2020, during its Second Quarter 2020 earnings conference call. The Company’s financial results for the Second Quarter of 2020 are expected to be in-line with consensus estimates of research analysts.

The automotive embedded modules are developed in China by Sierra Wireless and manufactured in China by outsourced contract manufacturers for sale to global electronics companies for integration into new vehicles assembled in China, Europe, and Mexico. No Canadian-based or U.S.-based employees, operations or assets will be transferred as part of this transaction.

Sierra Wireless expects that approximately 150 of its employees will become employees of Rolling Wireless. Approximately 120 of these employees are located in Mainland China. The other 30 are located in Europe or in the APAC region.

The transaction is expected to close in the Fourth Quarter of 2020 and remains subject to customary closing conditions, including approval from China’s Ministry of Commerce. The transaction has the support of the Sierra Wireless Board of Directors and is not subject to shareholder approval.

Rolling Wireless is owned 49% by Fibocom Wireless, a manufacturer and distributor of wireless communication equipment. The remaining 51% is owned by three leading investment firms based in China.

Advisors

Jefferies Group LLC is acting as Sierra Wireless’ financial advisor. Blake, Cassels & Graydon LLP is acting as legal counsel to Sierra Wireless. Huatai Securities Co. is acting as financial advisor to Fibocom Wireless and Osler, Hoskin & Harcourt LLP is acting as legal counsel to Fibocom Wireless. Longview Communications and Public Affairs is acting as an advisor to both Sierra Wireless and Fibocom Wireless.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) including, but not limited to, statements and information relating to the anticipated benefits of the transaction, the anticipating timing of the closing of the transaction; the Company’s future business prospects, performance and growth program, expectations regarding product launches in the Fourth Quarter of this year; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding movement of employees pursuant to the transaction; and financial guidance for the Second Quarter of 2020. Forward-looking statements are provided to help you understand our views of our short- and long-term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements:

• Typically include words and phrases about the future such as "outlook", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.

• Are not promises or guarantees of future performance. They represent our current views and assumptions and may change significantly. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to update the forward-looking statements provided to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based. Therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

• Are based on a number of material assumptions, including, but not limited to, the ability of the parties to receive, in a timely manner, the necessary governmental and regulatory approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the transaction, which could prove to be significantly incorrect.

• Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement, (iv) the effect of the announcement or pendency of the transaction on our business relationships, operating results, and business generally, (v) risks related to diverting management’s attention from our ongoing business operations, (vi) the risk that the expected benefits from the transaction will not be realized, and (vii) our ability to implement our plans, forecasts, and other expectations with respect to our IoT Solutions business segment after the completion of the proposed divestiture and realize additional opportunities for growth and innovation.

• The foregoing list of factors is not exclusive. Additional risk factors are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Media Contact:
Kim Homeniuk
khomeniuk@sierrawireless.com

Investor Contact:
David Climie
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: July 23, 2020